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                                                                 Exhibit (d)(11)


                              EMPLOYMENT AGREEMENT

                  EMPLOYMENT AGREEMENT, dated as of July 19, 2001, by and between Sunshine Acquisition Corporation, a Pennsylvania corporation (the "Company"), and Josh Wisham ("Executive").

                              W I T N E S S E T H:

                  WHEREAS, Executive is currently employed by Sunquest Information Systems, Inc., a Pennsylvania Corporation ("Sunquest");


                  WHEREAS, pursuant to the Agreement for Tender Offer and Merger, dated as of June 24, 2001, by and among Misys plc, a public limited liability company incorporated under the laws of England ("Parent"), Kirsty, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent ("U.S. Parent"), Sunquest, and the Company (the "Acquisition Agreement"), the Company shall engage in a tender offer for all of the outstanding shares of Sunquest's common stock (the "Tender Offer") and shall subsequently become merged with and into Sunquest, with Sunquest as the surviving corporation (the "Merger");

                  WHEREAS, Parent desires to secure Executive's services on behalf of the Company from and after the consummation of the Merger (the "Effective Time") and to enter into this agreement setting forth the terms and conditions of Executive's employment with the Company (the "Agreement");

                  WHEREAS, Executive desires to accept such employment on the terms and conditions set forth in this Agreement;

                  WHEREAS, some of the terms and conditions set forth in this Agreement have been summarized and/or further clarified in the letter, dated July 19, 2001, received by Executive from the Chief Executive Officer of the Parent's Healthcare Division (the "Cover Letter"); and

                  WHEREAS, during the course of his employment with the Company, Executive has and will obtain confidential information concerning the business and operations of Parent, the Company and their respective subsidiaries that could be used to compete unfairly with Parent, the Company and/or their respective subsidiaries and could be of great value to its and their competitors.

                  NOW, THEREFORE, in consideration of the mutual covenants herein contained, the Company and Executive hereby agree as follows:




                                                     Wisham Employment Agreement

                  1. Employment.


                  a. Agreement to Continue Employment. Upon the terms and subject to the conditions of this Agreement and the Cover Letter, and subject to the occurrence of the Effective Time, the Company hereby agrees to continue to employ Executive and Executive hereby accepts such continued employment with the Company.

                  b. Term of Employment. The Company shall employ Executive pursuant to the terms of this Agreement for the eighteen-month period commencing at the Effective Time and ending on the eighteen month anniversary thereof (the "Initial Term"), subject to the early termination provisions of Paragraph 6(a). The term will be extended for successive periods of three months each, unless Executive or the Company provides a notice of non-renewal to the other party at least 30 days prior to the expiration of the Initial Term or any renewal term. The period during which Executive is employed pursuant to this Agreement shall be referred to as the "Employment Period".

                  2. Position and Duties.


                  During the Employment Period, Executive shall serve as Senior Vice President of Client Services at the Company and in such position or positions with the Company and its subsidiaries as the Chief Executive Officer of the Company (the "CEO") shall from time to time reasonably specify, subject to the approval of the Board of Directors of Parent (the "Parent Board"). During the Employment Period, Executive shall have the duties, responsibilities and obligations customarily assigned to individuals serving in the position or positions in which Executive serves hereunder. Executive shall devote his full business time to the services required of him hereunder except for vacation time and reasonable periods of absence due to sickness, personal injury or other disability, and shall use his best efforts, judgment, skill and energy to perform such services in a manner consonant with the duties of his positions and to improve and advance the business and interests of the Company and its subsidiaries.

                  3. Compensation.

                  a. Base Salary. During the Employment Period, the Company shall pay Executive a base salary at the annual rate set forth in the Cover Letter. The Board of Directors of the Company (the "Company Board") shall review Executive's base salary on each May 31 during the Employment Period, and may, subject to the approval of the Parent Board (which approval may be withheld in the discretion of the Parent Board), adjust such base salary upwards, but not downwards, in light of the base salaries then paid to other Executives of the Company and the performance of Executive. Executive's annual base salary payable hereunder is referred to herein as "Base Salary". The Company shall pay Executive his Base Salary in accordance with the Company's regular payroll practices as in effect from time to time.




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                  b. Incentive Compensation. During the Employment Period,
Executive may be eligible to receive an annual bonus under the Company's annual bonus plan, based on performance criteria as determined by the CEO and approved by the Parent Board. Executive's annual bonus (if any) for the fiscal year 2000 and the abbreviated fiscal year ending May 31, 2001 shall be determined in accordance with the Cover Letter. Additionally, Executive may be entitled to participate in the Company's other existing and future annual and long term incentive compensation programs as in effect from time to time at a level commensurate with his position and duties with the Company and consistent with the Company's then current policies and practices.

                  4. Retention Benefits.

                  a. Retention Bonus. Executive shall be entitled receive a retention bonus equal to 75% of his Base Salary as in effect at the Effective Time, provided that Executive shall be entitled to such retention bonus only if Executive remains in the employ of the Company until the last day of the Initial Term (the "Retention Period"). Any retention bonus payable to Executive under this Paragraph 4(a) shall be paid as soon as practicable after the Retention Period.

                  b. Options. As soon as practicable after the Effective Time, Executive shall be granted an option (the "Option") to purchase Misys common stock pursuant to the Misys Executive Share Options Plan, as amended. The Option granted pursuant to this Paragraph 4(b) shall vest in three tranches on each of the first, second and third anniversaries of the grant date; provided that a tranche of the Option shall vest only if Executive is in the employ of the Company on the applicable anniversary of the grant date. Executive acknowledges that, notwithstanding anything in this Agreement or Cover Letter to the contrary, the Option shall terminate and be cancelled if it is determined that Executive had actual or constructive knowledge on June 25, 2001 (the date that the Tender Offer was announced) of any fact or circumstance that would have given rise to a breach of any of the representations or warranties contained in the Acquisition Agreement.

                  5. Benefits, Perquisites and Expenses.

                  a. Benefits. During the Employment Period, Executive shall participate in each pension and welfare benefit plan sponsored or maintained by the Company to the extent Executive is eligible to participate in any such plan under the generally applicable provisions thereof, including, without limitation, each pension, profit sharing, retirement, deferred compensation or savings, group life, medical, accident or disability insurance or similar plan or program of the Company. Nothing herein shall limit the right of the Company to amend or terminate any such plan in its sole discretion.


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                  b. Perquisites. During the Employment Period, Executive shall be entitled to sick leave and paid vacation in accordance with, and subject to, in all respects the generally applicable provisions of the Company's vacation and sick leave policies.

                  c. Business Expenses. During the Employment Period, the Company shall pay or reimburse Executive for all reasonable expenses incurred or paid by Executive in the performance of Executive's duties hereunder, upon presentation of expense statements or vouchers and such other information as the Company may require and in accordance with the generally applicable policies and procedures of the Company.

                  6. Termination of Employment.

                  a. Early Termination of the Employment Period. Notwithstanding Paragraph 1(b), the Employment Period shall end upon the earliest to occur of
(i) the date of Executive's death, (ii) 30 days following delivery by the Company of written notice to Executive of a Termination due to Disability, (iii) immediately upon delivery by the Company of written notice to Executive of a Termination for Cause, (iv) three months following the date of delivery by the Company of written notice to Executive of a Termination Without Cause, provided that, subject to the continued payment to Executive of installments of his Base Salary for the period ending three months following the date the Company delivers such notice of termination to Executive, the Company may elect to direct Executive to refrain from reporting to employment as of any earlier date specified in such notice, (v) the date specified in any written notice delivered by Executive to the Company of a Termination for Good Reason, which date shall be at least 30 days after the delivery of such notice, or (vi) three months following the date of delivery by Executive of written notice to the Company of the Executive's resignation from employment, other than a Termination for Good Reason.

                  b. Payments Upon Any Terminations. In the event of the termination of Executive's employment pursuant to Paragraph 6, the Company shall pay to Executive, within 30 days of the Termination Date, any Base Salary earned, but unpaid, for services rendered to the Company on or prior to such date (other than Base Salary deferred pursuant to Executive's election). In addition, Executive shall be entitled to receive all vested benefits accrued and payable to Executive under the terms of or in accordance with any plan, policy or program of the Company or its subsidiaries (other than any severance plan, policy or program) that are payable at or subsequent to the date of his termination without regard to the performance by Executive of further services or the resolution of a contingency. Such vested accrued benefits shall be payable in accordance with the terms of the plan, policy or program under which such benefits have accrued, except as otherwise expressly modified by this Agreement.




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c. Additional Benefits Payable Upon Certain Terminations.

  (I) Payments.

     (A) In the event of a termination of Executive's employment pursuant to Paragraph 6(a) due to a Termination Without Cause or a Termination for Good Reason, (i) during the six month period beginning on the Termination Date (the "Severance Period"), the Company shall continue to (x) pay to Executive installments of his Base Salary (at the annual rate in effect immediately prior to the Termination Date), in accordance with the Company's regular payroll practices as then in effect and (y) provide Executive with medical benefits, and (ii) with respect to any incentive compensation award granted to Executive pursuant to Paragraph 3(b), Executive shall be entitled to receive any amounts that become payable with respect to such award in accordance with and subject to the terms and conditions of the applicable incentive plan or program, it being understood that there shall be no duplication of payments under this Agreement and under such plan. The Company may, in its sole discretion, extend the Severance Period beyond the six month period beginning on the Termination Date, provided that the Severance Period shall in no event extend beyond the first anniversary of the Termination Date.

     (B) In the event of the termination of Executive's employment pursuant to Paragraph 6(a) due to a Termination due to Disability or as a result of Executive's death, Executive shall be entitled to receive any amounts that become payable in accordance with and subject to the terms and conditions of the applicable incentive compensation plan or program, it being understood that there shall be no duplication of payments under this Agreement and under such plan.

   (II) Limitations. Notwithstanding the provisions of Paragraph 6(c)(I), if Executive materially breaches any of the provisions of any of Paragraph 7, Executive shall forfeit all rights to receive, and the Company shall be relieved of all obligations to pay, any and all amounts then remaining to be paid to Executive pursuant to Paragraph 6(c)(I).



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                  d. Definitions. For purposes of Paragraphs 6 and 7, the
following capitalized terms have the following meanings:

                  "Termination Date" means the effective date of any early termination of the Employment Period pursuant to Paragraph 6(a), it being understood that in the event of a Termination Without Cause, the effective date of such termination shall be the three month anniversary of the date the Company delivers notice of such termination to Executive.

                  "Termination for Cause" means a termination of Executive's employment by the Company due to (a) Executive's conviction of a felony or the entering by Executive of a plea of nolo contendere to a felony,
         (b) Executive's gross negligence, dishonesty (other than of a de minimis nature), willful malfeasance or substantial misconduct in connection with his employment with the Company, (c) a substantial or continual refusal by Executive to perform the duties, responsibilities or obligations reasonably assigned to him by the Company or (d) a material breach by Executive of any covenant or obligation in any written agreement with the Company or any of its subsidiaries, including any breach of any of the provisions of Paragraph 7 hereof. Notwithstanding the foregoing, a termination shall not be treated as a Termination for Cause unless the Company shall have delivered a written notice to Executive stating that it intends to terminate his employment for Cause and specifying the factual basis for such termination, and the event or events that form the basis for the notice, if capable of being cured, shall not have been cured within 10 days of the receipt of such notice.

                  "Termination due to Disability" means a termination of Executive's employment by the Company because Executive has been incapable of substantially fulfilling the positions, duties, responsibilities and obligations of his employment because of physical, mental or emotional incapacity resulting from injury, sickness or disease for a period of at least six months in any twelve month period. Any question as to the existence, extent or potentiality of Executive's disability upon which Executive and the Company cannot agree shall be determined by a qualified, independent physician selected by the Company and approved by Executive (which approval shall not be unreasonably withheld). The determination of any such physician shall be final and conclusive for all purposes of this Agreement. Executive or his legal representative or any adult member of his immediate family shall have the right to present to such physician such information and arguments as to Executive's disability as he, she or they deem appropriate, including the opinion of Executive's personal physician.

                  "Termination for Good Reason" a termination of Executive's employment by Executive within 30 days following (a) a material reduction in Executive's

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         base salary, (b) a material breach by the Company of any covenant or obligation of the Company in any written agreement with Executive, in any such case, without Executive's written consent, (c) a material reduction in Executive's roles and responsibilities with the Company or
         (d) the relocation of Executive's principal place of business to a location more than 100 miles from Executive's current principal place of business. Notwithstanding the foregoing, a termination shall not be treated as a Termination for Good Reason unless the Executive shall have delivered a written notice to the Company stating that he intends to terminate his employment for Good Reason and specifying the factual basis for such termination, and the event or events that form the basis for the notice, if capable of being cured, shall not have been cured within 10 days of the receipt of such notice.

                  "Termination Without Cause" means any termination of Executive's employment by the Company other than (i) a termination as a result of Executive's death, (ii) a Termination due to Disability or
         (iii) a Termination for Cause.

                  e. Full Discharge of Party's Obligations. Prior to Executive's receipt of any amounts otherwise payable to Executive pursuant to Paragraph 6(c)(I)(A)(i) above, upon or following termination of his employment, and as a condition to Executive's right to receive such amounts, Executive shall deliver to the Company an acknowledgment that such amounts shall be in full and complete satisfaction of Executive's rights under this Agreement and any other claims he may have in respect of his employment by the Company or any of its subsidiaries. Such amounts shall constitute liquidated damages with respect to any and all such rights and claims and, upon Executive's receipt of such amounts, the Company and its subsidiaries and Affiliates shall be released and discharged from any and all liability to Executive in connection with this Agreement or otherwise in connection with Executive's employment with the Company or any of its subsidiaries. The acknowledgment shall constitute a general release of all claims against the Company and its subsidiaries and Affiliates. If Executive fails to deliver such acknowledgment within thirty days of the receipt by Executive of a request for such acknowledgment, Executive shall not be entitled to any payments pursuant to Paragraph 6(c)(I)(A)(i) above. For purposes of this Agreement, the term "Affiliate" means any entity that controls, is controlled by or is under common control with the Company.

                  7. Noncompetition and Confidentiality.

                  a. Noncompetition. During (i) the Employment Period and (ii) the Severance Period and any extensions thereto (the Employment Period, together with the period under clause (ii), the "Restriction Period"), Executive shall not directly or indirectly engage in Competitive Activity within the United States and any other country in which Parent, the Company or any of their respective Affiliates or any of their

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
respective successors is doing business. "Competitive Activity" shall mean to be directly or indirectly engaged in a business which at the time of Executive's termination of employment is competitive with (i) the Company, any of its Affiliates or any of their respective successors, or (ii) Parent's or any of its Affiliates' or any of their respective successors' businesses involved in the sale, leasing and distribution of Practice Management, Home Health Care, transaction processing, acute care systems, and Ambulatory Clinical computer systems and all accessories, service and supplies associated therewith ("Parent's Business"), and that may reasonably be considered as being potentially harmful to the profitability of Parent's Business, the Company or any of their respective Affiliates or any of their respective successors. Notwithstanding clause (ii) of the foregoing sentence, Executive shall not be precluded from engaging in any activity that is competitive with the banking or insurance business of the Parent, its' Affiliate or their respective successors. In case of doubt, Executive must, before engaging in the activity, seek written approval from the Company's Chief Executive Officer, who shall decide, based on the facts, whether the activity is likely to be competitive and exercise discretion accordingly.

                  b. Confidentiality. Without the prior written consent of the Company Board, except to the extent required by an order of a court having competent jurisdiction or under subpoena from a government agency, during the Employment Period and the ten year period following any termination of Executive's employment with the Company, Executive shall not disclose, or use for any purpose other than in connection with his employment with the Company or its Affiliates, any trade secrets, customer lists, drawings, designs, information regarding product development, marketing plans, sales plans, pricing models, manufacturing plans, management organization information (including data and other information relating to members of the Parent Board or the Company Board and management), operating policies or manuals, business plans, financial records, packaging design or other financial, commercial, business or technical information relating to the Company or any of its subsidiaries or Affiliates or information designated as confidential or proprietary that the Company or any of its subsidiaries or Affiliates may receive belonging to suppliers, customers or others who do business with the Company or any of its subsidiaries or Affiliates (collectively, "Confidential Information") to any third person unless such Confidential Information has been previously disclosed to the public by the Company or is in the public domain (other than by reason of Executive's breach of this Paragraph 7(b)) or unless the disclosure of such confidential information would not reasonably be likely to have a material adverse effect on the market value, business, operations, results of operations, assets, financial conditions or prospects of the Company or any of its subsidiaries.

                  c. Ownership of Intellectual Property Rights. Executive acknowledges that all of Executive's work on and contributions to the business of the Company and/or any of its subsidiaries or Affiliates, including, without limitation, any and all ideas, processes, methods, systems, programs, programming aids, manufacturing techniques,

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software, flowcharts, developments, inventions, enhancements, modifications and improvements which contribute to the business of the Company and/or any of its subsidiaries, whether patented, patentable or unpatentable, created by Executive during his employment by the Company (collectively, the "Works") are within the scope of Executive's employment with the Company, are a part of the services, duties and responsibilities of Executive for the Company, are a result of the efforts of the Company and is the property of the Company and not of Executive. All of Executive's work on and contributions to the Works shall be rendered and made by Executive for, at the instigation of, and under the overall direction of the Company, and all of Executive's said work and contributions, as well as the Works, are and at all times shall be regarded as "work made for hire" as that term is used in the United States Copyright Laws. Without curtailing or limiting these acknowledgments, Executive hereby assigns, grants and delivers exclusively to the Company all rights, titles and interests in and to any such Works, and all copies and versions, including all copyrights and renewals. At any time upon reasonable request by the Company, Executive will execute and deliver to the Company, or its successors and assigns, such other and further assignments, instruments and documents as the Company (or such successors or assigns) from time to time reasonably may request for the purpose of establishing, registering, evidencing, and enforcing or defending its complete, exclusive, perpetual and worldwide ownership of all rights, titles, interests and copyrights, in and to the Works, and Executive hereby constitutes and appoints the Company as his agent and attorney-in-fact, with full power of substitution, to execute and deliver such assignments, instruments or documents as Executive may fail or refuse to execute and deliver, within five business days of Executive's receiving written request from the Company to execute said assignment, instrument or document, this power and agency being coupled with an interest and being irrevocable. Executive shall from time to time as the Company may reasonably request communicate and make known to the Company all knowledge possessed by him relating to the Works; provided, however, that nothing herein shall be construed as requiring any such communication where the Work is lawfully protected from disclosure as the trade secret of a third party. Every Work shall be and remain the exclusive property of the Company, it being the intention of the parties that the Company shall have sole and exclusive ownership rights in and to the Works.

                  Executive shall keep such records in connection with his employment as the Company may from time to time reasonably direct, and all such records shall be the sole and exclusive property of the Company. At any time and from time to time, promptly upon the Company's request, Executive shall surrender to the Company any and all documents, memoranda, computer programs, codes, disks, diskettes, magnetic tapes, books, papers, letters, price lists, notebooks, reports, logbooks, sales records, customer lists, activity reports, video or audio recordings, and any and all copies thereof, relating to the business of the Company or any of its subsidiaries, any Confidential Information and all Works.


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                  d. Company Property. Promptly following Executive's
termination of employment with the Company, Executive shall return to the Company all property of the Company or any of its subsidiaries or Affiliates, all Confidential Information, all Works, and all copies thereof, in whatever medium, in Executive's possession or under his control.

                  e. Non-Solicitation of Employees. During the Restriction Period, except in connection with the performance of Executive's duties hereunder during the Employment Period, Executive shall not, and shall not encourage or assist any other person, firm, corporation or other entity to, induce any employee of the Company or any of its subsidiaries or Affiliates to terminate employment with such entity, and shall not directly or indirectly, either individually or as owner, agent, employee, consultant or otherwise, employ or offer employment to any person who is or was employed by the Company or any of its subsidiaries or Affiliates unless such person shall have ceased to be employed by such entity for a period of at least 6 months.

                  f. Non-Solicitation of Customers. During the Restriction Period, Executive shall not, and shall not encourage or assist any other person, firm, corporation or other entity to, solicit or otherwise attempt to establish for himself or any other person, firm or entity, any business of a nature that is competitive with the business or relationship of the Company or any of its subsidiaries with any person, firm or corporation which during the twelve-month period preceding the prohibited activity was a customer, client or distributor of the Company or any of its subsidiaries, other than any such solicitation on behalf of the Company during Executive's employment hereunder during the Employment Period.

                  g. Injunctive Relief with Respect to Covenants. Executive acknowledges and agrees that the covenants and obligations of Executive with respect to noncompetition, "works made for hire," nonsolicitation, confidentiality and Company property relate to special, unique and extraordinary matters and that a violation or threatened violation of any of the terms of such covenants or obligations will cause the Company and its subsidiaries and Affiliates irreparable injury for which adequate remedies are not available at law. Therefore, Executive agrees that the Company shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) restraining Executive from committing or threatening to commit any violation of the covenants and obligations contained in this Paragraph 7. These injunctive remedies are cumulative and are in addition to any other rights and remedies the Company may have at law or in equity or pursuant to this Agreement.

                  8. Miscellaneous.

                  a. Survival. Paragraphs 6 (relating to early termination), 7 (relating to noncompetition, "works made for hire," nonsolicitation and confidentiality) and 8

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
(relating to miscellaneous provisions) shall survive the termination hereof, whether such termination shall be by expiration of the Employment Period or an early termination pursuant to Paragraph 6 hereof.

                  b. Binding Effect. This Agreement shall be binding on, and shall inure to the benefit of, the Company and any person or entity that succeeds to the interest of the Company (regardless of whether such succession does or does not occur by operation of law) by reason of the sale of all or a portion of the Company's stock, a merger, consolidation or reorganization involving the Company or, unless the Company otherwise elects in writing, a sale of the assets of the business of the Company (or portion thereof) in which Executive performs a majority of his services. This Agreement shall also inure to the benefit of Executive's heirs, executors, administrators and legal representatives.

                  c. Assignment. Except as provided under Paragraph 8(b), neither this Agreement nor any of the rights or obligations hereunder shall be assigned or delegated by any party hereto without the prior written consent of the other party.

                  d. Entire Agreement. This Agreement (which incorporates the terms of the Cover Letter) constitutes the entire agreement between the parties hereto with respect to the matters referred to herein. No other agreement relating to the terms of Executive's employment by the Company, oral or otherwise, shall be binding between the parties unless it is in writing and signed by the party against whom enforcement is sought. There are no promises, representations, inducements or statements between the parties related to the subject matter hereof or otherwise relating to Executive's employment other than those that are expressly contained herein. Executive acknowledges that he is entering into this Agreement of his own free will and accord, and with no duress, that he has been represented and fully advised by competent counsel in entering into this Agreement, that he has read this Agreement and that he understands it and its legal consequences. This Agreement supersedes all prior agreements between the Company and Executive.

                  e. Severability; Reformation. In the event that one or more of the provisions of this Agreement shall become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby. In the event any subparagraph of Paragraph 7 is not enforceable in accordance with its terms, Executive and the Company agree that such subparagraph shall be reformed to make such subparagraph enforceable in a manner which provides the Company the maximum rights permitted at law.

                  f. Waiver. Waiver by any party hereto of any breach or default by the other party of any of the terms of this Agreement shall not operate as a waiver of any other breach or default, whether similar to or different from the breach or default waived. No waiver of any provision of this Agreement shall be implied from any course of

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
dealing between the parties hereto or from any failure by either party hereto to assert its or his rights hereunder on any occasion or series of occasions.

                  g. Notices. Any notice required or desired to be delivered under this Agreement shall be in writing and shall be delivered personally, by courier service, by registered mail, return receipt requested, or by telecopy and shall be effective upon actual receipt by the party to which such notice shall be directed, and shall be addressed as follows (or to such other address as the party entitled to notice shall hereafter designate in accordance with the terms hereof):

                  If to the Company:

                           Sunquest Information Systems, Inc.
                           4801 East Broadway Boulevard
                           Tucson, Arizona   85711
                           Attention:  Chief Executive Officer

                  If to Executive, to him at the address set forth on the signature page hereof.

                  h. Amendments. This Agreement may not be altered, modified or amended without the mutual consent of the parties hereto and except by a written instrument signed by each of the parties.

                  i. Headings. Headings to paragraphs in this Agreement are for the convenience of the parties only and are not intended to be part of or to affect the meaning or interpretation hereof.

                  j. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

                  k. Withholding. Any payments provided for herein shall be reduced by any amounts required to be withheld by the Company from time to time under applicable Federal, State or local income or employment tax laws or similar statutes or other provisions of law then in effect. All determinations of the amount required to be withheld by the Company hereunder shall be determined by the Company.

                  l. Governing Law. This Agreement shall be governed by the laws of the Commonwealth of Pennsylvania, without reference to principles of conflicts or choice of law under which the law of any other jurisdiction would apply.




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                  IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized officer and Executive has hereunto set his hand as of the day and year first above written.

                                   SUNSHINE ACQUISITION CORPORATION

                                   By: /s/   Tom Skelton
                                       ----------------------------
                                       Name: Tom Skelton
                                       ----------------------------


                                   EXECUTIVE:

                                   /s/   Josh Wisham
                                   ---------------------------------
                                   Name: Josh Wisham

                                   Address:  P.O. Box 12457
                                             Tucson, AZ  85732




                                       13            Wisham Employment Agreement